Exhibit 99.1

ELBIT IMAGING ANNOUNCES RESULTS OF ITS BONDHOLDERS MEETINGS HELD ON JUNE 27, 2017

Tel Aviv, Israel, July 3, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that at its bondholders meetings (one meeting for series “H” bondholders and second meeting for series “I” bondholders) held on June 27, 2017, the resolution to approve an extension to submit the Company’s annual financial statements for the year of 2016 until December 31, 2017 and to waive the bondholders’ immediate repayment right, pursuant to the delay in publications of the financial statements (the “Resolution”), was not approved by the required majority of the series “I” bondholders.

Series “H” bondholders did approve the Resolution by the required majority. However, their approval is not valid so long as the series “I” bondholders do not approve the Resolution. The trustee for the series “H” bonds informed the Company that the approval will become valid if the series “I” bondholders will approve the Resolution by July 13, 2017. The trustee for the Series “I” bonds has called for an additional bondholders meeting to again request the approval of the Resolution to be held on July 10, 2017 (the “Additional Meeting”). The trustee for the series “I” bonds has notified the Company that if the Additional Meeting will not approve the Resolution, the trustee for the series “I” bonds will convene an additional meeting for the series I bondholders to decide whether or not to request an immediate repayment of the series I bonds.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com